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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70398

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25   AND ENDING 12/31/25
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunn Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

309 SE Osceola St. Suite 350
(No. and Street)

Stuart	Florida	34994
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company, LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul St. Suite 3100	Dallas	Texas	75201
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, David Kauppi, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DUNN Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Desirée Cyrgalis

DESIREE CYRGALIS
Notary Public - State of Florida
Commission # HH 225657
My Comm. Expires Apr 19, 2026
Bonded through National Notary Assn.

Signature: D.K.

Title:
Manager & FINOP

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DUNN Securities, LLC

REPORT PURSUANT TO RULE 17a-5(d)

PERIOD FROM JANUARY 1, 2025 THROUGH DECEMBER 31, 2025

DUNN SECURITIES, LLC

CONTENTS



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Dunn Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Dunn Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 17, 2026

DUNN Securities, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$ 198,419
Total assets	$ 198,419

LIABILITIES AND MEMBER'S CAPITAL

Accrued expenses	$ 12,000
Total liabilities	$ 12,000
Member's Capital	
Contributions	140,000
Retained earnings	46,419
Total member's capital	186,419
Total liabilities and member's capital	$ 198,419

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Operations
For the Period from January 1, 2025
through December 31, 2025

Revenues		
Consulting income	$	144,000
Interest income		91
Total Revenues		144,091
Expenses		
Overhead and payroll cost sharing expense		103,762
Professional fees		12,000
Regulatory fees		3,200
Software and communications		3,728
Insurance		2,296
Other expenses		974
Total Expenses		125,960
Net income	$	18,131

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Changes in Member's Capital
For the Period from January 1, 2025 through December 31, 2025

	Contributions		Retained Earnings		Total	
Balances at December 31, 2024	$	140,000	$	28,288	$	168,288
Net income		--		18,131		18,131
Balances at December 31, 2025	$	140,000	$	46,419	$	186,419

The accompanying notes are an integral part of these financial statements.

DUNN Securities, LLC
Statement of Cash Flows
For the Period from January 1, 2025 through December 31, 2025

Cash flows from operating activities	
Net income	$ 18,131
Net cash provided by operating activities	18,131
Net increase in cash	18,131
Cash at beginning of period	180,288
Cash at end of period	$ 198,419

Supplemental Disclosure of Cash Flow Information

Cash paid (received) during the year for:	
Interest	$ (91)
Taxes	$ --

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

DUNN Securities, LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is considered exempt under 15c3-3(k)(1) as the Company does not receive customer funds or securities to complete transactions. The Company is a Delaware limited liability company, engaged in the wholesaling of mutual funds. The Company will not hold customer funds or safekeep customer securities.

Revenue Recognition
The Company has entered into a Consulting Agreement ("Consulting Agreement") with an affiliated company, DUNN Capital Management, LLC ("DUNN"). Under the terms of the Consulting Agreement the Company receives monthly compensation in return for services provided. Services provided by the Company include making Registered Investment Advisors and family offices aware of a mutual fund which DUNN provides trading services for and assisting DUNN establish its brand within the financial services industry with a focus on Registered Advisors and family offices. Amounts received under the Consulting Agreement are classified as consulting income on the Statement of Operations.

Expense Sharing Agreement
The Company has also entered into an Expense Sharing Agreement ("Expense Sharing Agreement") with DUNN whereas DUNN wishes to provide services for the benefit of the Company and the Company agrees to reimburse DUNN monthly for the fair value of those services. The Company is charged for time devoted by DUNN employees to activities of the Company inclusive of all costs of employment, both salary and benefits. In addition, the Company is charged an allocation of DUNN's overhead, including rent, insurance, phones for general usage and general office and utilities expense. Amounts paid under the Expense Sharing Agreement are classified as overhead and payroll cost sharing expense on the Statement of Operations.

Income Taxes
As the Company is a limited liability company, no provision for income taxes has been made in these financial statements because each member is individually liable for reporting income or loss based on his respective share of the Company's income and expenses as reported for income tax purposes.

Company management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require an adjustment to taxable income or disclosure in the financial statements. The Company's open tax years 2023 through 2025 remain subject to examination by tax authorities.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2025, the Company had net capital of approximately $186,419 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2025 was 0.06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 – <u>Contingencies, Commitments & Subsequent Events</u>

The Company has evaluated events and transactions for potential recognition or disclosure through the date of the independent auditor's report, which is the date the financial statements were available to be issued. No material contingencies, commitments or subsequent events were identified, which are not already disclosed in the financial statements.

Note 4 - <u>Segment Reporting</u>

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2024. The chief operating decision maker is the Manager of the Company and determined that no additional disclosures are required as the Company has only one reportable segment.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2025

Schedule I

<u>DUNN Securities, LLC</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2025</u>

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 186,419
Add:	
Other deductions or allowable credits	--
Total capital and allowable subordinated liabilities	186,419
Deductions and/or charges	-
Net capital before haircuts on securities positions	186,419
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	--
Net capital	$ 186,419

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:

Accrued expenses	$ 12,000
Total aggregate indebtedness	$ 12,000

Schedule I (continued)

DUNN Securities, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 800
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 181,419
Excess net capital at 1000%	$ 180,419
Ratio: Aggregate indebtedness to net capital	0.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II & III

DUNN Securities, LLC
Computation For Determination Of Reserve Requirements And
Information Relating To Possession Or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2025

The Company is considered exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provision of sub-paragraph (k)(1) and therefore, is not required to maintain a "Special reserve bank account for the exclusive benefit of customers."

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended December 31, 2025



Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Dunn Securities, LLC

We have reviewed the accompanying Exemption Report of Dunn Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 pursuant to paragraph (k)(1) throughout the fiscal year ended December 31, 2025.

2. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
January 17, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Dunn Securities, LLC Exemption Report

Dunn Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David Kauppi swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

D✗K

Manager & FINOP

Date of Report: January 13, 2026